Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2018

August 13, 2018

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

In thousands of U.S. Dollars (except per share		Three Months Ended June 30,		Six Months Ended June 30,
amounts)	Note	2018	2017 **	2018	2017 **
Revenues	4,5	411,512	305,305	804,403	622,625
Cost of revenue	6	(83,637)	(52,668)	(163,901)	(115,129)
Gross profit		327,875	252,637	640,502	507,496
General and administrative	6	(262,786)	(110,395)	(404,093)	(213,250)
Sales and marketing		(54,899)	(31,342)	(104,319)	(65,360)
Research and development		(9,126)	(5,383)	(17,160)	(12,483)
Operating income		1,064	105,517	114,930	216,403
Net financing charges	6	(160,360)	(39,052)	(198,710)	(81,497)
Net earnings from associates		1,068	—	1,068	—
(Loss) earnings before income taxes		(158,228)	66,465	(82,712)	134,906
Income tax recovery		3,404	4,018	2,249	1,330
Net (loss) earnings		(154,824)	70,483	(80,463)	136,236
Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.		(153,645)	70,494	(78,194)	135,905
Non-controlling interest		(1,179)	(11)	(2,269)	331
Net (loss) earnings		(154,824)	70,483	(80,463)	136,236
(Loss) earnings per Common Share (U.S. dollars)
Basic	7	$(1.01)	$0.48	$(0.52)	$0.93
Diluted	7	$(1.01)	$0.35	$(0.52)	$0.67
Weighted Average Common Shares Outstanding (thousands)
Basic	7	152,788	146,703	150,523	146,136
Diluted	7	152,788	203,467	150,523	201,969

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

** Certain amounts were reclassified in the comparatives. Please refer to note 2.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars	2018	2017	2018	2017 *
Net (loss) earnings	(154,824)	70,483	(80,463)	136,236
Items that are or may be reclassified to net (loss) earnings
Debt instruments at FVOCI – gain (loss) in fair value **	435	—	(354)	—
Debt instruments at FVOCI – reclassified to net earnings	35	—	42	—
Available-for-sale investments – gain in fair value ***	—	12,380	—	16,338
Available-for-sale investments – reclassified to net earnings	—	(2,018)	—	(3,625)
Foreign operations – unrealized foreign currency translation differences	76,761	(100,367)	31,518	(112,785)
Cash flow hedges – effective portion of changes in fair value †	52,219	(84,571)	19,124	(93,299)
Cash flow hedges – reclassified to net earnings †	(47,707)	85,670	(9,491)	93,521
Other comprehensive income (loss)	81,743	(88,906)	40,839	(99,850)
Total comprehensive (loss) income	(73,081)	(18,423)	(39,624)	36,386
Total comprehensive (loss) income attributable to:
Shareholders of The Stars Group Inc.	(71,902)	(18,412)	(37,355)	36,055
Non-controlling interest	(1,179)	(11)	(2,269)	331
Total comprehensive (loss) income	(73,081)	(18,423)	(39,624)	36,386

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

** Net of income tax recovery of $517,000 for each of the three and six months ended June 30, 2018 (2017 - net of income tax recovery of $nil for both periods).

*** Net of income tax expense of $nil for each of the three and six months ended June 30, 2018 (2017 - net of income tax expense of $35,000 and income tax recovery of $146,000, respectively).

† Net of income tax of $nil for each of the three and six months ended June 30, 2018 (2017 - $nil for both periods).

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at June 30,	As at December 31,
In thousands of U.S. Dollars	Note	2018	2017 *
ASSETS
Current assets
Cash and cash equivalents - operational		1,052,146	283,225
Cash and cash equivalents - customer deposits		274,862	227,098
Total cash and cash equivalents		1,327,008	510,323
Restricted cash advances and collateral		12,077	7,862
Prepaid expenses and other current assets		32,058	29,695
Current investments - customer deposits		106,074	122,668
Accounts receivable		96,071	100,409
Income tax receivable		16,161	16,540
Derivatives	10	—	2,037
Total current assets		1,589,449	789,534
Non-current assets
Restricted cash advances and collateral		45,739	45,834
Prepaid expenses and other non-current assets		29,892	26,551
Non-current accounts receivable		12,472	11,818
Property and equipment		54,405	44,837
Income tax receivable		19,013	14,061
Deferred income taxes		6,110	5,141
Goodwill and intangible assets	8	4,950,655	4,477,350
Total non-current assets		5,118,286	4,625,592
Total assets		6,707,735	5,415,126
LIABILITIES
Current liabilities
Accounts payable and other liabilities		265,439	194,187
Customer deposits		380,936	349,766
Current provisions	11	22,227	17,590
Derivatives	10	60,347	—
Income tax payable		71,881	35,941
Due to related party	17	926	—
Current portion of long-term debt	9	21,700	4,990
Total current liabilities		823,456	602,474
Non-current liabilities
Long-term debt	9	2,705,179	2,353,579
Long-term provisions	11	3,145	3,093
Derivatives	10	61,868	111,762
Other long-term liabilities		88,777	—
Due to related party	17	35,124	—
Income tax payable		6,676	24,277
Deferred income taxes		105,098	16,510
Total non-current liabilities		3,005,867	2,509,221
Total liabilities		3,829,323	3,111,695
EQUITY
Share capital	12	2,644,866	1,884,219
Reserves	13	(336,980)	(142,340)
Retained earnings		527,019	561,519
Equity attributable to the Shareholders of The Stars Group Inc.		2,834,905	2,303,398
Non-controlling interest		43,507	33
Total equity		2,878,412	2,303,431
Total liabilities and equity		6,707,735	5,415,126

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16. Certain amounts were reclassified in the comparatives. See note 2.

See accompanying notes.

Approved and authorized for issue on behalf of the Board on August 13, 2018.

(Signed) “Divyesh (Dave) Gadhia”, Director Divyesh (Dave) Gadhia, Executive Chairman of the Board	(Signed) “David Lazzarato”, Director David Lazzarato, Chairman of the Audit Committee

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2018 and 2017:

	Share Capital
In thousands of U.S. Dollars	Common Shares Number	Preferred Shares Number	Common Shares amount	Preferred Shares amount	Reserves (note 13)	Retained Earnings	Equity attributable to the owners of The Stars Group Inc.	Non-controlling interest	Total equity
Balance – January 1, 2017	145,101,127	1,139,249	1,178,404	684,385	35,847	302,288	2,200,924	804	2,201,728
Net earnings	—	—	—	—	—	135,905	135,905	331	136,236
Other comprehensive loss	—	—	—	—	(99,850)	—	(99,850)	—	(99,850)
Total comprehensive (loss) income	—	—	—	—	(99,850)	135,905	36,055	331	36,386
Issue of Common Shares in relation to Stock Options and Equity awards	2,100,775	—	9,751	—	(2,509)	—	7,242	—	7,242
Issue of Common Shares in relation to Stock Options and Equity awards	(76,437)	—	(492)	—	492	—	—	—	—
Stock-based compensation	—	—	—	—	4,616	—	4,616	—	4,616
Acquisition of non-controlling interest	—	—	—	—	468	—	468	(825)	(357)
Balance – June 30, 2017	147,125,465	1,139,249	1,187,663	684,385	(60,936)	438,193	2,249,305	310	2,249,615

Balance – December 31, 2017 *	147,947,874	1,139,249	1,199,834	684,385	(142,340)	561,519	2,303,398	33	2,303,431
Adjustment on adoption of IFRS 9 **	—	—	—	—	213	43,694	43,907	—	43,907
Balance - January 1, 2018 (restated)	147,947,874	1,139,249	1,199,834	684,385	(142,127)	605,213	2,347,305	33	2,347,338
Net loss	—	—	—	—	—	(78,194)	(78,194)	(2,269)	(80,463)
Other comprehensive income	—	—	—	—	40,839	—	40,839	—	40,839
Total comprehensive income (loss)	—	—	—	—	40,839	(78,194)	(37,355)	(2,269)	(39,624)
Issue of Common shares in relation to equity awards	1,599,883	—	33,891	—	(6,264)	—	27,627	—	27,627
Transfer from Preference shares to Common shares	8,013,887	(152,698)	114,897	(114,897)	—	—	—	—	—
Issue of Common shares in connection with acquired subsidiary	3,115,344	—	96,434	—	—	—	96,434	—	96,434
Issue of Common shares in connection with future acquisition	17,000,000	—	621,775	—	—	—	621,775	—	621,775
Re-allocation from Contributed Surplus to Share Capital for exercised warrants	2,422,944	—	14,688	—	(14,688)	—	—	—	—
Stock-based compensation	—	—	—	—	5,648	—	5,648	—	5,648
Reversal of deferred tax on stock-based compensation	—	—	—	—	(359)	—	(359)	—	(359)
Equity fees	—	—	(2,393)	—	—	—	(2,393)	—	(2,393)
Reversal of 2014 deferred tax	—	—	(3,748)	—	—	—	(3,748)	—	(3,748)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	(220,029)	—	(220,029)	45,743	(174,286)
Balance – June 30, 2018	180,099,932	986,551	2,075,378	569,488	(336,980)	527,019	2,834,905	43,507	2,878,412

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

** During the quarter ended June 30, 2018, the Corporation made a non-material adjustment, totaling $12.9 million, to the amounts recognized in retained earnings in respect of the adoption of IFRS 9. See note 16.

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended June 30,
In thousands of U.S. Dollars	Note	2018	2017 *
Operating activities
Net (loss) earnings		(80,463)	136,236
Add (deduct):
Income taxes recognized in net earnings		(2,249)	(1,330)
Net financing charges		198,710	81,638
Depreciation and amortization		83,843	72,335
Unrealized loss (gain) on foreign exchange		68,996	(6,512)
Unrealized gain on investments		(164)	(779)
Impairment (reversal of impairment) of intangible assets and assets held for sale		1,074	(7,312)
Net earnings from associates		(1,068)	—
Realized loss (gain) on current investments and promissory note		28	(7,127)
Income taxes paid		(15,772)	(7,025)
Changes in non-cash operating elements of working capital		18,525	(11,357)
Customer deposit liability movement		13,901	(25,282)
Other		10,719	2,488
Net cash inflows from operating activities		296,080	225,973
Investing activities
Acquisition of subsidiaries, net of cash acquired	14	(310,563)	(6,513)
Additions to intangible assets		(11,842)	(919)
Additions to property and equipment		(9,261)	(2,254)
Additions to deferred development costs		(16,190)	(10,426)
Net sale of investments utilizing customer deposits		16,044	6,682
Settlement of promissory note		—	8,084
Net investment in associates		1,068	—
Other		(3,850)	(3,584)
Net cash outflows from investing activities		(334,594)	(8,930)
Financing activities
Issuance of common shares		646,000	—
Transaction costs on issuance of common shares		(24,225)	—
Issuance of common shares in relation with exercised employee stock options		27,627	7,222
Issuance of debt		425,041	—
Repayment of debt		(106,493)	(12,870)
Transaction costs on long-term debt		(23,061)	(4,719)
Loan from related party		30,918	—
Interest paid		(66,278)	(65,064)
Payment of deferred consideration		—	(197,510)
Gain on settlement of derivatives		—	13,904
Acquisition of further interest in subsidiaries		(48,240)	—
Other		—	(7,602)
Net cash inflows (outflows) from financing activities		861,289	(266,639)
Increase (decrease) in cash and cash equivalents		822,775	(49,596)
Unrealized foreign exchange difference on cash and cash equivalents		(6,090)	9,346
Cash and cash equivalents – beginning of period		510,323	267,684
Cash and cash equivalents - end of period		1,327,008	227,434

* The Corporation has applied IFRS 9 and IFRS 15 from January 1, 2018. In line with the transition methods chosen by the Corporation, comparative information has not been restated. See note 16.

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

The Stars Group Inc. (“The Stars Group” or the “Corporation”), is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. As at June 30, 2018, The Stars Group had two reportable segments, the international business (“International”) and the Australian business (“Australia”), and a corporate cost center (“Corporate”). There are four major lines of operations within the Corporation’s reportable segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino (“Gaming”) and other gaming-related revenues, including, without limitation, from social and play-money gaming, live poker events, branded poker rooms and other nominal sources of revenue (“Other”). As it relates to these four lines of operations, online revenues include revenues generated through the Corporation’s real-money online, mobile and desktop client platforms.

Through Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, the “Stars Interactive Group”), which is based in the Isle of Man and operates globally, and CrownBet Holdings Pty Limited and its subsidiaries and affiliates, including William Hill Australia Holdings Pty Ltd and its subsidiaries and affiliates, an Australian-based online sportsbook (“William Hill Australia” and collectively, “CrownBet”), which operates and is based in Australia, the Corporation ultimately owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, and BetEasy as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival, and PokerStars MEGASTACK.

The Stars Group was incorporated on January 30, 2004 under the Companies Act (Quebec) and continued under the Business Corporations Act (Ontario) on August 1, 2017. The registered head office is located at 200 Bay Street, South Tower, Suite 3205, Toronto, Ontario, Canada, M5J 2J3 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “TSGI”, and the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TSG”.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting as issued by the International Accounting Standards Board, and do not include all the information required for full annual consolidated financial statements. Except as described below, the accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements and related notes contained therein are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2017 (the “2017 Financial Statements”). These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2017 Financial Statements.

On January 1, 2018, the Corporation adopted the provisions in IFRS 9, Financial Instruments and IFRS 15, Revenues from Contracts with Customers. See note 16. Changes to significant accounting policies in relation to these adoptions are detailed below. The Corporation also expects to reflect these changes in accounting policies in its audited consolidated financial statements as at and for the year ended December 31, 2018.

Certain reclassifications have been made during the second quarter to the comparative unaudited interim condensed consolidated financial statements to enhance comparability with the current period’s presentation. These changes were made in response to segment changes following the Australian Acquisitions (as defined below), see note 5, and to align with financial measures commonly used in the industry. As a result, certain line items have been amended in the comparative unaudited interim condensed consolidated statements of earnings, statements of financial position, statements of cash flows and the related notes to the unaudited interim condensed consolidated financial statements. These reclassifications have been outlined below:

Unaudited Interim Condensed Consolidated Statement of Financial Position

The following re-classifications to the comparative period have been made during the second quarter of 2018:

•

Current assets: Prepaid expenses and deposits ($29.4 million) and Inventories ($0.3 million) were reported separately in previous periods and are now reported within Prepaid expenses and other current assets.

•

Non-Current assets: Prepaid expenses and deposits ($16.5 million), Long term investments ($7.0 million) and Investment tax credits receivable ($3.1 million) were reported separately in previous periods and are now reported within Prepaid expenses and other non-current assets.

•

Current Liabilities:  Accounts payable and accrued liabilities ($151.5 million) and Other payables ($42.7 million) were reported separately in previous periods and are now reported within Accounts payable and other liabilities.

Unaudited Interim Condensed Consolidated Statement of Earnings

The Corporation introduced the following measures during the second quarter of 2018 resulting in a re-classification of the comparative period:  Cost of revenue, Gross profit and Operating income.

•	Cost of revenue now includes the following:
-	Gaming duty ($25.7 million and $60.2 million for the three and six months ended June 30, 2017), previously reported separately on the unaudited interim condensed consolidated statements of earnings.
-

Processor costs ($16.6 million and $33.3 million for the three and six months ended June 30, 2017), previously reported within General and administrative in the unaudited interim condensed consolidated statements of earnings.

-

Royalties ($7.1 million and $14.1 million for the three and six months ended June 30, 2017) and affiliates costs ($1.4 million and $3.4 million for the three and six months ended June 30, 2017) previously reported within Selling costs in the unaudited interim condensed consolidated statements of earnings.

•	The following re-classifications were made to the expenses not included in Cost of revenue:
-	General and administrative expenses, as previously reported, now also include the following:
▪

Foreign exchange ($2.1 million loss and $0.3 million gain for the three and six months ended June 30, 2017) and bank charges ($0.2 million and $0.5 million for the three and six months ended June 30, 2017), previously reported within Financial expenses.

▪

A portion of Gain on investments ($4.5 million and $4.6 million for the three and six months ended June 30, 2017), previously reported separately within Gain from investments in the unaudited interim condensed consolidated statement of earnings.

-	Sales and marketing:
▪	Selling expenses remain as reported in previous periods, except for the exclusion of costs now included in Cost of revenue as described above.
-	Research and development:
▪	Previously reported within General and administrative expenses and now reported separately on the unaudited interim condensed consolidated statement of earnings.
-	Net financing charges:
▪

Financial expenses remain as previously reported, except for the inclusion of a portion of Gain from investments, primarily related to investment income ($0.3 million and $0.6 million for the three and six months ended June 30, 2017) (previously reported separately on the unaudited interim condensed consolidated statement of earnings) and exclude foreign exchange and bank charges (which are now included in General and administrative expenses as noted above).

For reporting purposes, the Corporation prepares its unaudited interim condensed consolidated financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars, references to “GBP” are to British Pound Sterling and references to “AUD” or “A$” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and six months ended June 30, 2018. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

New significant accounting policies

IFRS 9, Financial Instruments

The Corporation has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

For further information regarding the impact of IFRS 9, see note 16.

Financial Assets

Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

•	Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or
•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•

Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income (“FVOCI”): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value. Where the Corporation’s management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss upon the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in the unaudited interim condensed consolidated statements of earnings.

Impairment

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The impairment provision recorded in respect of debt instruments carried at FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The forward-looking element is derived from comparison of current and projected macro-economic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Debt modification

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. For debt which is repayable at par with nominal break costs, the company has elected to account for such debt modifications as equivalent to repayment at no cost of the original financial instrument and an origination of a new debt at market conditions. Resetting the debt to market conditions with the same lender has the same economic substance as extinguishing the original financial instrument and originating new debt with a third party lender at market conditions. The transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment.

For all other debt, the accounting treatment of debt modifications depends upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is considered to be substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered to be substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Derivatives

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

As permitted by IFRS 9, the Corporation has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

The Corporation has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, the Corporation has applied the standard using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

For further information regarding the impact of IFRS 15, see note 16.

Sources of estimation uncertainty

Valuation of acquired intangible assets

Acquisitions may result in the recognition of certain intangible assets including but not limited to, software technology, customer relationships, and brands. Such key estimates made by management in connection with the valuation of acquired intangible assets relating to the acquisition of a majority equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia (collectively, the “Australian Acquisitions”), included:

(i)	Discount rates –The Corporation used discount rates ranging from 8% to 10%.
(ii)	Attrition rates – The Corporation valued certain intangibles using estimated attrition rates from 5% to 10%.

(iii)

Estimating future cash flows –The Corporation considered historical performance and industry assessments among other sources in the estimation of the cash flows, where significant estimation uncertainty exists with respect to forecasting, and growth assumptions used in the valuation of intangibles.

Valuation of contingent payment on acquisition of non-controlling interest

As part of the incremental acquisition of an 18% equity interest in CrownBet, CrownBet’s management team will be entitled to an additional payment of up to $182 million in 2020, subject to certain performance conditions, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be contingent payment and accounted for it as part of the purchase price related to the acquisition of the 18% of the equity interests in CrownBet. In valuing the contingent payment as at the acquisition date and at period end, the Corporation used a discount rate of 8% based on the term of the contingent payment period and a volatility of 25% - 30% based on historical performance and market indicators.

Critical accounting judgements

Valuation of acquired intangible assets

The intangible assets described in the sources of estimation uncertainty section above are valued using various valuation methodologies, such as market, income and cost methods. In applying these methodologies, certain key judgements and assumptions are made by management. These judgements are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic conditions, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets, see note 14.

Acquisition of CrownBet – Control assessment

As previously reported, the Corporation acquired a 62% equity interest in CrownBet on February 27, 2018, and a further 18% equity interest on April 24, 2018. As is typical, the shareholders agreement entered into with the minority shareholders of CrownBet in connection with the Australian Acquisitions includes a number of rights and protections for the minority shareholders in certain circumstances that are directly harmful to the minority, including as it relates to significant changes to business scope, material acquisitions or financing. The key judgement is the Corporation concluded that such minority shareholder rights are protective rights and that the Corporation has control in accordance with IFRS 3, Business Combinations.

Debt extinguishment

As discussed in note 9, the Corporation amended its long-term debt in connection with the Australian Acquisitions (the April 2018 Amend and Extend) and recorded the amendment as an extinguishment for accounting purposes as the debt was repayable at par. Management applied judgement in making this determination as the Corporation concluded that any associated termination costs were not significant.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements - not yet effective

IFRS 16, Leases

In 2016 the IASB issued IFRS 16 to replace IAS 17, Leases, effective January 1, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard and does not anticipate applying it prior to its effective date.

4.	REVENUE

The Corporation recognized the following amounts in the unaudited interim condensed consolidated statements of earnings:

	Three months ended June 30,		Six months ended June 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Revenue from contracts with customers	418,676	302,045	808,272	615,760
Other sources of revenue	(7,164)	3,260	(3,869)	6,865
Total revenue	411,512	305,305	804,403	622,625

Revenues from contracts with customers have not been disaggregated as the nature of the revenue streams, contract duration and timing of transfer of services are all largely homogenous. For further information regarding revenues, including segment revenues by major line of operations and geographic region, see note 5.

5.	SEGMENTAL INFORMATION

Segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Chief Operating Decision Maker (“CODM”). The Corporation’s CODM consists of its Chief Executive Officer, Chief Finance Officer and Chief Corporate Development Officer, as this group is responsible for allocation of resources to, and assesses the performance of, the operating segments of the Corporation.

As a result of its previously announced Australian Acquisitions and in anticipation of the future integration of Sky Betting & Gaming (“SBG”), a leading mobile-led betting and gaming operator, and potential future geographic expansion, the Corporation has revised the composition of its reporting segments and the manner in which it will report its operating results beginning with these unaudited interim condensed consolidated financial statements. The Corporation believes that the new presentation will better reflect its current and expected management and operational structure. Earlier periods have been presented in a manner consistent with the revised segmentation. The segmentation reflects the way the CODM evaluates performance of, and allocates resources within, the business.

The CODM considers the Corporation’s business from both a geographic and product offering or lines of operation perspective. Giving effect to the reporting segment changes, for the three and six months ended June 30, 2018 and 2017, the Corporation had two reportable operating segments: International and Australia, and a Corporate cost center. For the purposes of the unaudited interim condensed consolidated financial statements, revenue within its reformatted operating segments is further divided into the Poker, Gaming, Betting and Other lines of operation, as applicable. The CODM receives geographic and lines of operation revenue information throughout the year for the purpose of assessing their respective performance. Certain corporate costs are included in Corporate. ‘Corporate’ in itself is not a reporting segment, but it comprises costs which are not directly allocable to any of the operating segments. Fixed costs are not segregated among major lines of operations as they share the same office infrastructure, the same workforce and the same administrative resources. Such costs are allocated to ‘Corporate’. There are no internal reports which currently provide true costs by major lines of operations and the costs to develop such reports would be excessive.

The International segment currently includes the Stars Interactive Group business operations, and operates across all lines of operations in various jurisdictions around the world, and the Australia segment currently includes the acquired CrownBet and William Hill Australia business operations, which currently operate only within the Betting line of operations and primarily in Australia. Prior quarterly and annual segmental results and information presented have been recast to be presented in a manner consistent with the changed reporting segments.

The primary measure used by the CODM for the purpose of decision making and/or evaluation of a segment is Adjusted EBITDA.

Segmental information for the three months ended June 30, 2018:

	Three Months Ended June 30, 2018
In thousands of U.S. Dollars	International	Australia	Corporate	Consolidated
Revenue	350,235	61,277	—	411,512
Poker	216,986	—	—	216,986
Gaming	101,941	—	—	101,941
Betting	19,635	61,277	—	80,912
Other	11,673	—	—	11,673

Adjusted EBITDA (*)	164,317	13,471	(9,518)	168,270

Net financing charges	—	—	160,360	160,360

Depreciation and amortization	35,987	8,588	10	44,585

Capital Expenditures	21,214	3,548	88	24,850

Segmental information for the three months ended June 30, 2017:

	Three Months Ended June 30, 2017
In thousands of U.S. Dollars	International	Australia	Corporate	Consolidated
Revenue	305,305	—	—	305,305
Poker	202,897	—	—	202,897
Gaming	80,726	—	—	80,726
Betting	8,836	—	—	8,836
Other	12,846	—	—	12,846

Adjusted EBITDA (*)	145,828	—	711	146,539

Net financing charges	—	—	39,052	39,052

Depreciation and amortization	36,530	—	70	36,600

Capital Expenditures	7,581	—	42	7,623

Segmental information for the six months ended June 30, 2018:

	Six Months Ended June 30, 2018
In thousands of U.S. Dollars	International	Australia	Corporate	Consolidated
Revenue	732,002	72,401	—	804,403
Poker	462,861	—	—	462,861
Gaming	208,651	—	—	208,651
Betting	36,321	72,401	—	108,722
Other	24,169	—	—	24,169

Adjusted EBITDA (*)	350,796	12,625	(20,129)	343,292

Net financing charges	—	—	198,710	198,710

Depreciation and amortization	73,956	9,868	19	83,843

Capital Expenditures	32,489	4,658	146	37,293

Segmental information for the six months ended June 30, 2017:

	Six Months Ended June 30, 2017
In thousands of U.S. Dollars	International	Australia	Corporate	Consolidated
Revenue	622,625	—	—	622,625
Poker	421,559	—	—	421,559
Gaming	160,488	—	—	160,488
Betting	15,853	—	—	15,853
Other	24,725	—	—	24,725

Adjusted EBITDA (*)	307,386	—	(9,846)	297,540

Net financing charges	—	—	81,497	81,497

Depreciation and amortization	72,188	—	147	72,335

Capital expenditures	13,557	—	42	13,599

(*) Adjusted EBITDA is used internally by Management when analyzing segment underlying performance. Adjusted EBITDA is a non-IFRS financial measure. For a reconciliation of Adjusted EBITDA to Net Earnings, please see below.

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Consolidated
Adjusted EBITDA	168,270	146,539	343,292	297,540
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	(95,627)	—	(110,818)	—
Stock based compensation	(3,265)	(2,452)	(5,649)	(4,616)
(Gain) loss from investments and associates	265	(4,492)	(247)	(4,645)
Impairment (reversal of impairment) of intangibles assets and assets held for sale	(958)	629	(1,074)	7,311
Other costs	(23,036)	1,893	(26,731)	(6,852)
Total adjusting items	(122,621)	(4,422)	(144,519)	(8,802)
Depreciation and amortization	(44,585)	(36,600)	(83,843)	(72,335)
Operating income	1,064	105,517	114,930	216,403
Net financing charges	(160,360)	(39,052)	(198,710)	(81,497)
Net earnings from associates	1,068	—	1,068	—
Loss (earnings) before income taxes	(158,228)	66,465	(82,712)	134,906
Income tax recovery	3,404	4,018	2,249	1,330
Net (loss) earnings	(154,824)	70,483	(80,463)	136,236

	International	Australia	Corporate	Total

Total assets as at June 30, 2018	5,441,579	590,621	675,535	6,707,735

Total assets as at December 31, 2017	5,398,392	—	16,734	5,415,126

The distribution of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at June 30,	As at December 31,
In thousands of U.S. Dollars	2018	2017
Geographic Area
Canada	61,340	53,394
Isle of Man	4,395,016	4,446,503
Italy	37	35
United Kingdom	7,148	6,511
Australia	523,982	—
Other licensed or approved jurisdictions	17,537	15,744
	5,005,060	4,522,187

Within its reporting segments, the Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third-party licenses or approvals, its product offerings. The following tables set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three or six months ended June 30, 2018 or 2017, as applicable, or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

	Three Months Ended June 30, 2018
In thousands of U.S. Dollars	International	Australia	Corporate	Total
Geographic Area
Isle of Man	97,292	—	—	97,292
Malta	114,574	—	—	114,574
Italy	37,133	—	—	37,133
United Kingdom	19,422	—	—	19,422
Spain	31,301	—	—	31,301
France	13,633	—	—	13,633
Australia	—	61,277	—	61,277
Other licensed or approved jurisdictions	36,880	—	—	36,880
	350,235	61,277	—	411,512

	Three Months Ended June 30, 2017
In thousands of U.S. Dollars	International	Australia	Corporate	Total
Geographic Area
Isle of Man	91,585	—	—	91,585
Malta	102,026	—	—	102,026
Italy	29,788	—	—	29,788
United Kingdom	16,990	—	—	16,990
Spain	17,570	—	—	17,570
France	12,786	—	—	12,786
Other licensed or approved jurisdictions	34,560	—	—	34,560
	305,305	—	—	305,305

	Six Months Ended June 30, 2018
In thousands of U.S. Dollars	International	Australia	Corporate	Total
Geographic Area
Isle of Man	197,134	—	—	197,134
Malta	246,954	—	—	246,954
Italy	78,759	—	—	78,759
United Kingdom	39,572	—	—	39,572
Spain	62,929	—	—	62,929
France	30,534	—	—	30,534
Australia	—	72,401	—	72,401
Other licensed or approved jurisdictions	76,120	—	—	76,120
	732,002	72,401	—	804,403

	Six Months Ended June 30, 2017
In thousands of U.S. Dollars	International	Australia	Corporate	Total
Geographic Area
Isle of Man	189,488	—	—	189,488
Malta	203,438	—	—	203,438
Italy	62,562	—	—	62,562
United Kingdom	32,732	—	—	32,732
Spain	36,484	—	—	36,484
France	26,933	—	—	26,933
Other licensed or approved jurisdictions	70,988	—	—	70,988
	622,625	—	—	622,625

The Corporation’s effective corporate income tax rate for the three and six months ended June 30, 2018 was 2.15% and 2.72%, respectively, as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duties, value-added tax, employment-related taxes, withholding taxes and business rate taxes. As a result, the Corporation pays significant tax globally and will continue to see increased corporate and other taxes as a result of the Australian Acquisitions and the acquisition of SBG (the “SBG Acquisition”).

6.EXPENSES CLASSIFIED BY NATURE

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Cost of revenues
Direct selling costs	13,592	8,496	25,511	17,512
Gaming duty, levies and fees	49,503	27,307	97,483	63,459
Processor and other operating costs	20,542	16,865	40,907	34,158
	83,637	52,668	163,901	115,129
General and administrative
Salaries and wages	60,387	41,737	109,168	81,596
Legal and professional fees	25,327	16,624	41,832	35,802
Impairment (reversal of impairment) of intangible assets and assets held for sale	959	(628)	1,074	(7,312)
Loss (gain) on disposal of investments and other assets	321	(4,290)	(196)	(4,384)
Acquisition-related costs	35,790	—	43,529	—
Foreign exchange loss (gain)	62,965	2,132	68,970	(281)
IT and software costs	12,397	5,158	19,807	8,905
Other operational costs	20,055	13,062	36,066	26,589
Depreciation and amortization	44,585	36,600	83,843	72,335
	262,786	110,395	404,093	213,250
Net financing charges
Interest on long-term debt	24,195	26,906	50,496	56,557
Accretion expense	12,271	9,518	24,777	18,589
Loss on debt extinguishment	124,976	—	124,976	—
Interest income	(1,082)	(238)	(1,539)	(507)
Interest on deferred purchase price	—	2,866	—	6,858
	160,360	39,052	198,710	81,497

7.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per Common Share for the following periods:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Numerator
Numerator for basic and diluted earnings per Common Share - net (loss) earnings attributable to shareholders of The Stars Group Inc	$(153,645,000)	$70,494,000	$(78,194,000)	$135,905,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	152,788,098	146,703,034	150,523,119	146,135,517
Effect of dilutive securities
Stock options	2,032,234	908,946	1,625,516	632,043
Performance share units	302,142	27,434	284,631	—
Deferred stock units	128,810	—	123,092	—
Restricted share units	113,809	11,676	109,654	—
Warrants	2,000,094	786,969	1,891,087	455,749
Convertible Preferred Shares	58,014,988	55,029,244	57,891,979	54,745,877
Effect of dilutive securities	62,592,077	56,764,269	61,925,959	55,833,669
Dilutive potential for diluted earnings per Common Share *	152,788,098	203,467,303	150,523,119	201,969,186
Basic (loss) earnings per Common Share	$(1.01)	$0.48	$(0.52)	$0.93
Diluted (loss) earnings per Common Share	$(1.01)	$0.35	$(0.52)	$0.67

* The Corporation has excluded the impact of dilutive securities for the three and six months ended June 30, 2018 due to the net losses in these periods.

On June 26, 2018, the Corporation announced the closing of its underwritten public offering of 25,000,000 Common Shares (the “Equity Offering”) of which 17,000,000 were newly issued Common Shares sold by the Corporation and 8,013,887 were sold by certain shareholders of the Corporation upon the voluntary conversion of 152,698 Preferred Shares (as defined below) held by such shareholders. See notes 12 and 18.

8.	GOODWILL AND INTANGIBLE ASSETS

The provisional fair values of goodwill and intangible assets acquired through business combinations during the six months ended June 30, 2018 are as follows:

In thousands of U.S. Dollars	Six months ended June 30, 2018
Acquisition of William Hill Australia (note 14)
Deferred development costs	1,430
Customer relationships	248,063
Partnership agreements	22,447
Goodwill	114,382
Total goodwill and intangible assets acquired	386,322

In thousands of U.S. Dollars	Six months ended June 30, 2018
Acquisition of a 62% interest in CrownBet (note 14)
Deferred development costs	34,570
Customer relationships	56,814
Partnership agreements	10,908
Goodwill	56,519
Total goodwill and intangible assets acquired	158,811

On April 24, 2018, the Corporation acquired a further 18% equity interest in CrownBet. See note 14. The acquisition of the additional equity interest in CrownBet had no impact on the fair values of the goodwill and intangible assets acquired during the three months ended March 31, 2018.

9.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at June 30, 2018 and December 31, 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

In thousands of U.S. Dollars	Interest rate	June 30, 2018, Principal outstanding balance in local denominated currency	June 30, 2018 Carrying amount	December 31, 2017, Principal outstanding balance in local denominated currency	December 31, 2017 Carrying amount
Existing USD First Lien Term Loan	5.32%	2,164,575	2,147,096	1,895,654	1,848,397
Existing EUR First Lien Term Loan	3.25%	500,000	579,783	382,222	453,540
USD Second Lien Term Loan	—	—	—	95,000	56,632
Total long-term debt			2,726,879		2,358,569
Current portion			21,700		4,990
Non-current portion			2,705,179		2,353,579

During the three months ended June 30, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S Dollars	Effective interest rate *	Interest	Interest Accretion **	Total Interest
Existing USD First Lien Term Loan	5.78%	18,581	89,994	108,575
Existing EUR First Lien Term Loan	3.72%	4,694	34,802	39,496
USD Second Lien Term Loan	11.64%	148	3,982	4,130
Total		23,423	128,778	152,201

During the three months ended June 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate	Interest	Interest Accretion	Total Interest
Existing USD First Lien Term Loan	5.57%	18,001	2,953	20,954
Existing EUR First Lien Term Loan	4.09%	4,178	322	4,500
USD Second Lien Term Loan	13.61%	4,325	1,309	5,634
Total		26,504	4,584	31,088

During the six months ended June 30, 2018, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate *	Interest	Interest Accretion **	Total Interest
Existing USD First Lien Term Loan	6.10%	38,001	94,656	132,657
Existing EUR First Lien Term Loan	3.90%	9,111	36,791	45,902
USD Second Lien Term Loan	13.78%	2,216	4,643	6,859
Total		49,328	136,090	185,418

During the six months ended June 30, 2017, the Corporation incurred the following interest on its then-outstanding long-term debt:

In thousands of U.S. Dollars	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
Existing USD First Lien Term Loan	5.57%	39,125	5,837	44,962
Existing EUR First Lien Term Loan	4.09%	8,110	593	8,703
USD Second Lien Term Loan	13.61%	8,524	2,642	11,166
Total		55,759	9,072	64,831

* The effective interest rate calculation excludes the impact of debt extinguishment incurred in respect of the April 6, 2018 increase, repricing and extension of the Corporation’s Existing First Lien Term Loans (as defined below) and existing revolving credit facility (“Existing Revolving Credit Facility”).

** Includes a loss on debt extinguishment of $125.0 million.

The Corporation’s change in debt balance from January 1, 2018 to June 30, 2018 was as follows:

In thousands of U.S. Dollars	Opening Balance	Adjustment on adoption of IFRS 9	Net Principal Movements	Transaction costs	Interest Accretion	Translation	Total	Current	Long-term
Existing USD First Lien Term Loan	1,848,397	(46,894)	268,921	(17,984)	94,656	—	2,147,096	21,700	2,125,396
Existing EUR First Lien Term Loan	453,540	(30,725)	144,627	(5,077)	36,791	(19,373)	579,783	—	579,783
USD Second Lien Term Loan	56,632	33,725	(95,000)	—	4,643	—	—	—	—
Total	2,358,569	(43,894)	318,548	(23,061)	136,090	(19,373)	2,726,879	21,700	2,705,179

The Corporation’s change in debt balance from January 1, 2017 to December 31, 2017 was as follows:

In thousands of U.S. Dollars	Opening Balance	Net Principal Movements	Transaction costs	Interest Accretion	Translation	Total	Current	Long-term
Existing USD First Lien Term Loan	1,965,928	(125,442)	(3,906)	11,817	—	1,848,397	7,042	1,841,355
Existing EUR First Lien Term Loan	296,198	100,529	(829)	1,271	56,371	453,540	3,299	450,241
USD Second Lien Term Loan	166,453	(115,000)	—	5,179	—	56,632	(5,351)	61,983
Total	2,428,579	(139,913)	(4,735)	18,267	56,371	2,358,569	4,990	2,353,579

As at June 30, 2018, the principal repayments of the Corporation’s outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the Existing First Lien Term Loans, amount to the following:

In thousands of U.S. Dollars	1 Year	2 Years	3 Years	4 Years	5 Years thereafter
Existing USD First Lien Term Loan	21,700	21,700	21,700	21,700	2,077,775
Existing EUR First Lien Term Loan	—	—	—	—	584,487
Total	21,700	21,700	21,700	21,700	2,662,262

(a)	Existing First and Second Lien Term Loans and Existing Revolving Facility

On August 1, 2014, the Corporation completed the acquisition of Stars Interactive Group (the “Stars Interactive Group Acquisition”), which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. On April 6, 2018, the Corporation successfully increased, repriced and extended its Existing First Lien Term Loans and Existing Revolving Facility, and amended and restated the applicable credit agreement (collectively, the “April 2018 Amend and Extend”). As at June 30, 2018, the First Lien term loans consisted of a $2.17 billion First Lien term loan priced at LIBOR plus 3.00% (the “Existing USD First Lien Term Loan”) and a €500 million First Lien term loan priced at EURIBOR plus 3.25% (the “Existing EUR First Lien Term Loan” and, together with the Existing USD First Lien Term Loan, the “Existing First Lien Term Loans”), each repayable on April 6, 2025. Starting on the last day of the first fiscal quarter ending after April 6, 2018, the Existing USD First Lien Term Loan required scheduled quarterly payments in amounts equal to 0.25% of the aggregate principal amount of the Existing USD First Lien Term Loan, with the balance due at maturity. There was no amortization on the Existing EUR First Lien Term Loan. The Corporation used $95 million of the Existing First Lien Term Loans from the April 2018 Amend and Extend to fully repay the second lien term loan (the “USD Second Lien Term Loan”), and used $250 million on April 24, 2018 to complete the previously announced acquisition of an additional 18% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia. As part of the April 2018 Amend and Extend, the Corporation increased the Existing Revolving Facility to $225 million and priced at LIBOR plus 2.75% with a new maturity date of April 6, 2023. The margin for the Existing Revolving Facility is subject to leverage-based step-downs. The Stars Group and the lenders also amended the credit agreement for the Existing First Lien Term Loans to, among other things, reflect the foregoing transactions and add certain operational and financial flexibility.

Subsequent to June 30, 2018, the Corporation repaid the Existing First Lien Term Loans, repaid the existing long-term indebtedness of SBG, entered into a new credit agreement with respect to new First Lien Term Loans and Credit Facility (as defined below), and issued the Senior Notes (as defined below). For further details, see note 18.

Existing First Lien Term Loans

The agreement for the Existing First Lien Term Loans include certain limitations customary for transactions of this type that limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on its assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates, (viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions.

The agreement for the Existing First Lien Term Loans also provides for customary mandatory prepayments, including a customary excess cash flow sweep.

Second Lien Term Loan

In connection with the April 2018 Amend and Extend, the Corporation fully repaid the USD Second Lien Term Loan on April 6, 2018.  As of such date, the Corporation had no further obligations under or with respect to the same.

10.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.

Cash flow hedge accounting

On March 2, 2015, a subsidiary of the Corporation entered into cross-currency interest rate swap agreements (the “March 2015 Swap Agreements”). A USD notional amount of $1.74 billion was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the Existing USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The March 2015 Swap Agreements, which mature in August 2019, fix the Euro to USD exchange rate at 1.1102 and fix the Euro interest payments at an average rate of 4.6016%.

In connection with an August 2015 refinancing of the Corporation’s then-outstanding debt, a subsidiary of the Corporation entered into two additional cross-currency interest rate swap agreements to hedge the interest rate and foreign exchange, effective August 12, 2015, for a USD notional amount of $325 million (the “August 2015 Swap Agreements” and together with the March 2015 Swap Agreements, the “Existing Swap Agreements”). A portion of the August 2015 Swap Agreements (USD notional amount of $302 million) was designated in cash flow hedge relationships to hedge the interest rate and foreign exchange of the Existing USD First Lien Term Loan bearing a minimum floating interest rate of 4.5% (USD three-month LIBOR plus a 3.5% margin, with a LIBOR floor of 1.0%). The August 2015 Swap Agreements, which mature in August 2019, fix the Euro to USD exchange rate at 1.094 and fix the Euro interest payments at an average rate of 4.657%. During the three months ended March 31, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Existing Swap Agreements for a gain of $13.9 million.

As part of the repricing and retranching of the Existing First Lien Term Loans on March 3, 2017, the Corporation reduced the applicable interest rate margin on the Existing First Lien Term Loans by 50 basis points to LIBOR plus 350 basis points with a LIBOR floor of 100 basis points. As a result, the Corporation de-designated and re-designated the applicable hedging instruments in new hedge accounting relationships. During the three and six months ended June 30, 2018 an amount of $5.04 million and $10.23 million respectively, was recognized in interest expenses (June 30, 2017 - $7.33 million) relating to the amortization of the other comprehensive income balance brought forward from the previous hedge accounting relationship.

During the three and six months ended June 30, 2018, there was ineffectiveness with respect to the cash flow hedge of $0.39 million (for each of the three and six months ended June 30, 2017 - $nil).

During the three and six months ended June 30, 2018, $10.21 million and $15.47 million respectively, (three and six months ended June 30, 2017 - $4.44 million and $7.44 million, respectively) was reclassified from “Reserves” to the unaudited interim condensed consolidated statement of earnings as Financing Charges.

The fair value of the Existing Swap Agreements in hedging relationships included in the derivative liabilities of the Corporation as at June 30, 2018 was $61.9 million (December 31, 2017 – $111.76 million).

Net investment hedge accounting

During the six months ended June 30, 2018 and during a portion of the year ended December 31, 2017, the Corporation designated a portion of the Existing USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred contingent payment (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. During the three and six months ended June 30, 2018, there was no ineffectiveness with respect to the net investment hedge.

For the three and six months ended June 30, 2018, the Corporation recorded an unrealized exchange gain on translation of $44.91 million and $24.97 million, respectively (for the three and six months ended June 30, 2017 – a loss of $67.32 million and $92.34 million, respectively), in the “Cumulative translation adjustment” in reserves related to the translation of a portion of the Existing USD First Lien Term Loan, USD Second Lien Term Loan and the deferred contingent payment.

Deal contingent derivative

Refer to note 15 for details on the valuation of deal contingent derivatives.

Put and call options

Put and call options related to the acquisition of a 62% equity interest in CrownBet.

The put option related to the 62% equity interest in CrownBet was entered into by the Corporation to provide an option to divest the equity interest in CrownBet in the event that CrownBet acquisition of William Hill Australia did not materialize. The put option determined to be a derivative asset and classified and measured at fair value through profit or loss. The put option derivative asset was recorded as at March 31, 2018 at its fair value of $0.6 million. The fair value of the put option was determined using the Black-Scholes valuation model based on the following assumptions, adjusted for the estimated probability of completing the acquisition of William Hill Australia: expected volatility of 19.7%; expected life of one year; risk-free interest rate of 1.87%. The put option was categorized as a Level 3 within the fair value hierarchy. An unrealized gain of $0.6 million and nil related to the fair value change of this derivative has been recognized in the unaudited interim condensed consolidated statement of earnings for the three and six months ended June 30, 2018, respectively, and is included as part of the foreign exchange within the general and administrative category in note 6. The Corporation did not account for the put option as a qualifying hedge. The put option expired on April 24, 2018, upon the acquisition of an additional 18% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia.

Put and call options on 20% non-controlling interest in CrownBet

Also on April 24, 2018, in connection with the acquisition of the additional 18% interest in CrownBet, the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest held by the minority interest shareholders in CrownBet, with an exercise price based on certain future operating performance conditions of the acquired business.  This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative.  As at the acquisition date, the Corporation determined that the fair value of this non-controlling interest derivative was nil.

The following table summarizes the fair value of derivatives as at June 30, 2018 and December 31, 2017 and the change in fair value for the six months ended June 30, 2018 and the year ended December 31, 2017:

Derivative Assets In thousands of U.S Dollars	Forward Contracts	Cross-currency interest rate swap contracts	Currency options	Put Option	Total
Opening balance, as at January 1, 2017	—	52,038	—	—	52,038
Acquisition	—	—	906	—	906
Realized loss	—	—	(375)	—	(375)
Settlement	—	(13,904)	726	—	(13,178)
Unrealized gain (loss) in fair value	2,037	(38,134)	(1,257)	—	(37,354)
Total derivative asset as at December 31, 2017	2,037	—	—	—	2,037
Put option arising on acquisition	—	—	—	604	604
Put option expiration	—	—	—	(604)	(604)
Unrealized loss in fair value	(2,037)	—	—	—	(2,037)
Total derivative asset as at June 30, 2018	—	—	—	—	—
Current portion	—	—	—	—	—
Non-current portion	—	—	—	—	—

Derivative Liabilities In thousands of U.S. Dollars	Forward Contracts	Cross-currency interest rate swap contracts	Deal contingent forward *	Put Liability	Total
Opening balance, as at January 1, 2017	4,922	—	—	5,594	10,516
Unrealized (gain) loss in fair value	(1,826)	110,855	—	—	109,029
Realized gain on settlement	(2,829)	—	—	—	(2,829)
Settlement	(177)	—	—	(5,594)	(5,771)
Accretion	—	—	—	—	—
Translation	(90)	907	—	—	817
Total derivative liability as at December 31, 2017	—	111,762	—	—	111,762
Realized loss (gain)	5,601	—	(7,412)	—	(1,811)
Unrealized (gain) loss in fair value	(5,143)	(46,236)	67,301	—	15,922
Translation	—	(3,658)	—	—	(3,658)
Total derivative liability as at June 30, 2018	458	61,868	59,889	—	122,215
Current portion	458	—	59,889	—	60,347
Non-current portion	—	61,868	—	—	61,868

* The unrealized loss on the deal contingent forward is made up of $59.9 million relating to the SBG Acquisition and $7.4 million relating to the William Hill Australia acquisition by CrownBet. The deal contingent forward in relation to the William Hill Australia acquisition was settled during the three months ended June 30, 2018.

11. PROVISIONS

The provisions in the unaudited interim condensed consolidated statements of financial position include, among other items, the provision for jackpots, the provision for deferred contingent payment (primarily relating to the deferred payment for the Stars Interactive Group Acquisition) and the minimum revenue guarantees or EBITDA support agreement, as applicable, in connection with the sale of WagerLogic Malta Holdings Ltd., the sale of Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) and CryptoLogic Ltd., to NYX Gaming Group Limited (“NYX Gaming Group”) and NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (“NYX Sub” and such sale, the “Chartwell/Cryptologic Sale”), and the initial public offering (the “Innova Offering”) of Innova Gaming Group Inc. (“Innova”).

The carrying amounts and the movements in the provisions during the periods ended June 30, 2018 and December 31, 2017 are as follows:

In thousands of U.S. Dollars	Player bonuses and jackpots	Deferred contingent payment (*)	Minimum revenue guarantee	Other	Total
Balance at December 31, 2017	4,265	6,300	10,118	—	20,683
Provisions acquired on business combinations	—		—	1,573	1,573
Adjustment to provision recognized	24,888	—	68	5,632	30,588
Payments	(22,427)	—	(4,457)	(142)	(27,026)
Accretion of discount	—	—	247	16	263
Foreign exchange translation losses	(282)	—	(427)	—	(709)
Balance at June 30, 2018	6,444	6,300	5,549	7,079	25,372

Current portion at December 31, 2017	4,265	6,300	7,025	—	17,590
Non-current portion at December 31, 2017	—	—	3,093	—	3,093
Current portion at June 30, 2018	6,444	6,300	3,263	6,220	22,227
Non-current portion at June 30, 2018	—	—	2,286	859	3,145

(*) The provision of $6.3 million as at June 30, 2018 is contingent on future events.

12.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series. As at June 30, 2018, 180,099,932 Common Shares were issued, outstanding and fully paid (December 31, 2017 - 147,947,874).

As at June 30, 2018, the Preferred Shares were convertible into 51,804,080 Common Shares (as at December 31, 2017 – 58,084,801). On June 5, 2018, the Corporation announced that it elected to effect the conversion of all Preferred Shares pursuant to their terms (the “Preferred Share Conversion”) as a result of meeting the applicable price and liquidity conditions with respect to the same. As a result, on July 18, 2018, all of the Corporation’s outstanding Preferred Shares were converted into Common Shares at a rate of approximately 52.6632 Common Shares per Preferred Share, resulting in the cancellation of all the Preferred Shares. See note 18.

During the six months ended June 30, 2018:

•

The Corporation issued 1,599,883 Common Shares for cash consideration of $27.63 million as a result of the exercise of stock options and other equity-based awards. The exercised stock options and other equity-based awards were initially valued at $6.26 million. Upon the exercise of these equity-based awards, the values originally allocated to the equity-based awards in reserves were reallocated to the Common Shares so issued.

•

The Corporation issued 60,099 Common Shares in connection with the exercise of other equity-based awards, initially valued at $1.24 million.  Upon exercise of such equity-based awards, the value originally allocated to the equity-based awards in reserves was reallocated to the Common Shares issued.

•

The Corporation issued 2,422,944 Common Shares as a result of the exercise of 4,000,000 warrants. There are no further outstanding warrants as at June 30, 2018.  The exercised warrants were initially valued at $14.69 million using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to reserves was reallocated to the Common Shares so issued.

•

The Corporation issued 8,013,887 Common Shares as a result of the conversion of 152,698 Preferred Shares. The converted Preferred Shares were initially valued at $114.7 million using the Black-Scholes valuation model. Upon the conversion of the Preferred Shares, the value originally allocated to the Preferred Shares was reallocated to the Common Shares so issued.

•

On June 26, 2018, the Corporation issued 17,000,000 Common Shares as part of the Equity Offering for net proceeds of $621.78 million (gross proceeds of $646.0 million net of underwriter fees of $24.23 million). In addition to the underwriter fees of $24.23 million, a further $3.4 million of transaction costs incurred in connection with the Equity Offering were recognized as an offset to Common Share Capital. For further details on subsequent events related to the Equity Offering, see note 18.

•

The Corporation issued 3,115,344 Common Shares, valued at $96.43 million, to the sellers of CrownBet as partial consideration for the acquisition of an additional 18% of the equity interests in CrownBet.

13.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

In thousands of U.S. Dollars	Acquisition reserve	Warrants	Equity	Treasury	Cumulative translation	Available for sale investments	Financial assets at FVOCI	Derivatives	Other	Total
Balance – January 1, 2017	—	14,638	31,142	(30,035)	77,171	(9,983)	—	(48,335)	1,249	35,847
Cumulative translation adjustments	—	—	—	—	(189,012)	—	—	—	—	(189,012)
Stock-based compensation	—	—	10,622	—	—	—	—	—	—	10,622
Exercise of warrants	—	—	—	—	—	—	—	—	—	—
Exercise of equity awards	—	—	(5,258)	—	—	—	—	—	—	(5,258)
Realized (losses) gains	—	—	—	—	—	(37,090)	—	160,069	—	122,979
Unrealized gains (losses)	—	—	—	—	—	32,474	—	(151,311)	—	(118,837)
Reclassification	—	50	—	—	(8,868)	9,197	—	—	(379)	—
Deferred tax on stock-based compensation	—	—	359	—	—	—	—	—	—	359
Other	—	—	—	493	—	—	—	5,594	(5,127)	960
Balance – December 31, 2017	—	14,688	36,865	(29,542)	(120,709)	(5,402)	—	(33,983)	(4,257)	(142,340)
Impact of adoption of IFRS 9	—	—	—	—	—	45	168	—	—	213
Reclassification	—	—	—	—	15	5,357	—	—	(5,372)	—
Balance - January 1, 2018 (restated) (note 16)	—	14,688	36,865	(29,542)	(120,694)	—	168	(33,983)	(9,629)	(142,127)
Cumulative translation adjustments	—	—	—	—	31,518	—	—	—	—	31,518
Stock-based compensation	—	—	5,648	—	—	—	—	—	—	5,648
Exercise of equity awards	—	—	(5,057)	—	—	—	—	—	—	(5,057)
Re-allocation from Cont. Surplus to Capital for issued RSU	—	—	(1,207)	—	—	—	—	—	—	(1,207)
Re-allocation from Cont. Surplus to Capital for exercised warrants	—	(14,688)	—	—	—	—	—	—	—	(14,688)
Realized gains (losses)	—	—	—	—	—	—	71	(9,491)	—	(9,420)
Unrealized (losses) gains	—	—	—	—	—	—	(871)	19,124	—	18,253
Deferred Tax on Fair Value movements	—	—	—	—	—	—	517	—	—	517
Reversal of deferred tax on stock based compensation	—	—	(359)	—	—	—	—	—	—	(359)
Impairment of debt instruments at FVOCI	—	—	—	—	—	—	(29)	—	—	(29)
Further acquisition of subsidiary	(220,022)	—	—	—	—	—	—	—	(7)	(220,029)
Balance – June 30, 2018	(220,022)	—	35,890	(29,542)	(89,176)	—	(144)	(24,350)	(9,636)	(336,980)

During the year ended December 31, 2017, the principal reclassification made by the Corporation was $9.19 million from the Cumulative translation adjustments reserve to the “Available-for-sale investments” reserve to correct an error in the recording of the change in valuation of the Available-for-sale investments as at December 31, 2015.

Acquisition reserve

On February 27, 2018, a subsidiary of the Corporation completed its acquisition of a 62% interest in CrownBet. On April 24, 2018, a subsidiary of the Corporation acquired an additional 18% interest in CrownBet and on the same date, CrownBet completed its acquisition of 100% of William Hill Australia. The carrying amounts of the controlling and non-controlling interest were adjusted to reflect the changes in the Corporation’s equity interest in CrownBet.  The change in carrying amounts were recognized directly in equity in acquisition reserve and any difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration paid was attributed to the Corporation.

14.	ACQUISITION OF SUBSIDIARIES

CrownBet

As previously announced on February 27, 2018, a subsidiary of the Corporation acquired a 62% controlling equity interest in CrownBet, which it increased to an 80% controlling equity interest on April 24, 2018. Pursuant to a shareholders agreement (the “Shareholders Agreement”), the Corporation is entitled to, among other things, appoint a majority of the directors on the board of directors of CrownBet. The Corporation therefore obtained control through acquiring the majority equity interest in combination with such rights. The non-controlling interest in CrownBet is measured at the proportionate share of net assets of the subsidiary.

In connection with the 62% equity interest in CrownBet, the Corporation entered into a put option deed with an exercise price equal to the purchase price of the 62% equity interest in CrownBet $117.7 million (AUD$150.0 million) plus interest. The put option was set to expire on the earlier of February 28, 2019 or the completion of the purchase of William Hill Australia by CrownBet (the latter occurred on April 24, 2018 as described above). On expiration, the $0.6 million mark to market of this put option previously recognized was derecognized during the quarter in general and administrative in the statement of comprehensive income. See note 10 for further details.

On April 24, 2018, the Corporation acquired a further 18% equity interest in CrownBet for a total consideration of $229.2 million (AUD$300.6 million), comprising cash of $48.2 million (AUD$63.2 million), newly issued Common Shares valued at $96.4 million (AUD$126.4 million), see note 12, and deferred contingent payment valued at $84.6 million (AUD$111.0 million). To finance the cash portion of the purchase price for the transaction, the Corporation obtained incremental financing as part of the April 2018 Amend and Extend. In addition, a shareholder loan was issued to certain non-controlling shareholders of CrownBet. See note 17. The acquisition of the additional equity interest in CrownBet had no impact on the fair values of the goodwill and intangible assets acquired on February 27, 2018; however, the excess of the total consideration compared to the carrying value of the 18% non-controlling interest was recognized directly in equity as acquisition reserve. See note 13.

Also on April 24, 2018, in connection with the acquisition of the additional 18% interest in CrownBet, the Corporation entered into a non-controlling interest put-call option in relation to the 20% interest held by the minority interest shareholders in CrownBet, with an exercise price based on certain future operating performance conditions of the acquired business.  This was determined to be a non-controlling interest put-call option with a variable settlement amount that can be settled in either cash or shares or a combination of both, and because the put-call option does not clearly grant the Corporation with present access to returns associated with the remaining 20% ownership interest, the Corporation recognized this put-call option as a net liability derivative.  As at the acquisition date, the Corporation determined that the fair value of this non-controlling interest derivative was nil.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed on acquisition of CrownBet are set out in the table below:

In thousands of U.S. Dollars	As at February 27, 2018
Financial assets	28,960
Property, plant and equipment	6,192
Identifiable intangible assets (note 8)	102,292
Financial liabilities	(59,223)
Deferred tax asset	11,485
Deferred tax liability	(25,849)
Total identifiable assets	63,857
Non-controlling interest	(2,669)
Goodwill (note 8)	56,519
Total consideration	117,707

Satisfied by:
Cash	117,707
Less: Cash and cash equivalent balances acquired	(17,003)
Net cash outflow arising on acquisition	100,704

The fair value of the financial assets includes receivables with a fair value of $4.7 million and a gross contractual value of $7.8 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $3.1 million.

Included in the amounts recognized is a deferred tax liability of $25.85 million, comprising of $23.35 million deferred tax liability related to acquired intangible assets and $2.50 million deferred tax liability related to other temporary differences. Included in the amounts recognized is a deferred tax asset of $11.49 million wholly related to other temporary differences.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically and the expansion of its online betting product offerings. The goodwill is not deductible for tax purposes.

Acquisition-related costs directly related to the CrownBet acquisition were $3.5 million and were expensed in the unaudited interim condensed consolidated statements of earnings in the general and administrative category.

CrownBet contributed $47.8 million of revenue and a loss of $0.5 million to the Corporation’s net loss for the period between the date of acquisition and June 30, 2018.

CrownBet revenue has been reported as part of the Australia Betting revenues in the segmental reporting note.

If the 62% acquisition of CrownBet had been completed on the first day of the financial year, the Corporation’s revenues (excluding William Hill Australia) for the three and six months ended June 30, 2018 would have been $386.4 million and $805.3 million, respectively, and net loss (excluding William Hill Australia) for the three and six months ended June 30, 2018 would have been $159.4 million and $81.2 million, respectively.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

William Hill Australia

On April 24, 2018, CrownBet acquired 100% of William Hill Australia.

The provisional amounts recognized in respect of the identifiable assets acquired and liabilities assumed are set out in the table below:

In thousands of U.S. Dollars	As at April 24, 2018
Financial assets	41,142
Property, plant and equipment	2,048
Identifiable intangible assets (note 8)	271,940
Financial liabilities	(80,719)
Deferred tax assets	6,779
Deferred tax liability	(82,665)
Total identifiable assets	158,525
Non-controlling interest	(31,705)
Goodwill (note 8)	114,382
Total consideration	241,202

Satisfied by:
Cash	241,202
Less: Cash and cash equivalent balances acquired	(32,352)
Net cash outflow arising on acquisition	208,850

The fair value of the financial assets includes receivables with a fair value of $16.7 million and a gross contractual value of $33.1 million. The Corporation’s best estimate at the acquisition date of the contractual cash flows not to be collected is $16.4 million.

Included in the amounts recognized is a deferred tax liability of $82.67 million, comprising of $80.39 million deferred tax liability related to acquired intangible assets and $2.28 million deferred tax liability related to other temporary differences. Included in the amounts recognized is a deferred tax asset of $6.78 million wholly related to other temporary differences.

The main factors leading to the recognition of goodwill as a result of the acquisition are the value inherent in the acquired business that cannot be recognized as a separate asset under IFRS, including future incremental earnings potential resulting from further diversification of the Corporation’s business geographically and the expansion of its online betting product offerings. The goodwill is not deductible for tax purposes.

Acquisition-related costs directly related to the William Hill Australia acquisition were $6.7 million and were expensed in the unaudited interim condensed consolidated statements of earnings in the general and administrative category.

William Hill Australia contributed $24.6 million of revenue and a loss of $0.2 million to the Corporation’s net loss for the period between the date of acquisition and June 30, 2018.

William Hill Australia revenue has been reported as part of the Australia Betting revenues in the segmental reporting note.

If the acquisition of William Hill Australia had been completed on the first day of the financial year, the Corporation’s revenues (excluding CrownBet) for the three and six months ended June 30, 2018 would have been $383.6 million and $792.7 million, respectively, and net loss (excluding CrownBet) for the three and six months ended June 30, 2018 would have been $164.1 million and $88.1 million, respectively.

The Corporation has not completed its assessment or valuation of certain assets acquired and liabilities assumed in connection with the acquisition. Therefore, the information disclosed above for identifiable intangible assets, financial assets, financial liabilities and deferred tax liability is completed on a provisional basis and is subject to change based on further review of assumptions and if any new information is obtained about facts and circumstances that existed as of the acquisition date.

Other

During the six months ended June 30, 2018, a subsidiary of the Corporation also acquired 100% of the equity interests in two subsidiaries, Publipoker S.R.L. and Keiem Ltd, for a total consideration, net of cash acquired, of $1.0 million.

15.FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments and their low credit risk.

Certain of the Corporation’s financial assets and liabilities are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets and liabilities were determined as at each of June 30, 2018 and December 31, 2017:

	As at June 30, 2018
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - FVOCI	106,074	106,074	—	—
Equity in unquoted companies - FVTPL	8,988	—	—	8,988
Total financial assets	115,062	106,074	—	8,988

Derivatives	122,215	—	122,215	—
Other long-term liabilities (Deferred contingent payment)	88,358	—	—	88,358
Total financial liabilities	210,573	—	122,215	88,358

	As at December 31, 2017
In thousands of U.S. Dollars	Fair value & carrying value	Level 1	Level 2	Level 3
Bonds - Available-for-sale	115,343	115,343	—	—
Funds - Available-for-sale	7,045	7,045	—	—
Equity in unquoted companies - Available-for-sale	6,981	—	—	6,981
Equity in quoted companies - Available-for-sale	281	281	—	—
Total available-for-sale	129,650	122,669	—	6,981
Derivatives	2,037	—	2,037	—
Total financial assets	131,687	122,669	2,037	6,981

Derivatives	111,762	—	111,762	—
Total financial liabilities	111,762	—	111,762	—

The fair values of other financial assets and liabilities measured at amortized cost, other than those for which the Corporation has determined that their carrying values approximate their fair values on the unaudited interim condensed consolidated statements of financial position as at each of June 30, 2018, and December 31, 2017 are as follows:

	As at June 30, 2018
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
Existing First Lien Term Loans	2,756,448	—	2,756,448	—
Total financial liabilities	2,756,448	—	2,756,448	—

	As at December 31, 2017 (*)
In thousands of U.S. Dollars	Fair value	Level 1	Level 2	Level 3
Existing First Lien Term Loans	2,370,335	—	2,370,335	—
USD Second Lien Term Loan	95,713	—	95,713	—
Total financial liabilities	2,466,048	—	2,466,048	—

* The Corporation reassessed the fair value hierarchy of its long-term debt and reclassified it from Level 1 to Level 2 fair value hierarchy.

Valuation of Level 2 financial instruments

Long-Term Debt

The Corporation estimates the fair value of its long-term debt by using a composite price derived from observable market data for a basket of similar instruments.

Derivative Financial Instruments – cross-currency interest rate swaps

Currently, the Corporation uses cross-currency swap and interest rate swap agreements to manage its interest rate and foreign currency risk and foreign currency forward contracts to manage foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, spot and forward rates.

To comply with the provisions of IFRS 13, Fair value measurement, the Corporation incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Corporation has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Corporation has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of June 30, 2018 and December 31, 2017, the Corporation assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Corporation determined that its cross-currency interest rate swap valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative Financial Instruments – deal contingent derivative

Australian acquisition

As previously announced, on April 24, 2018, a subsidiary of the Corporation increased its equity interest in CrownBet from 62% to 80% and CrownBet acquired William Hill Australia. The estimated aggregate purchase price for both of these transactions was $315 million, a combination of cash and newly-issued Common Shares, for William Hill Australia. In connection with these transactions, to economically hedge its risk of AUD appreciation relative to USD, on March 14, 2018, the Corporation entered into a deal contingent forward contract to purchase AUD and sell USD at a contracted strike price. The Corporation settled the deal contingent forward on April 6, 2018, and recognized a realized loss of $7.4 million in the unaudited condensed consolidated statement of earnings for the six months ended June 30, 2018.

Sky Betting & Gaming acquisition

As previously announced, a subsidiary of the Corporation entered into an agreement to acquire SBG, which was subsequently completed on July 10, 2018. The aggregate purchase price under the transaction agreements of $4.7 billion was paid in a combination of cash and newly issued Common Shares. In connection with the transaction, to hedge the risk of GBP appreciation relative to USD, on April 26, 2018, the Corporation entered into deal contingent forward contracts (for GBP notional amount of £350 million each) to purchase GBP and sell USD at a contracted strike price.

The deal contingent derivatives were classified and measured at fair value through profit or loss, and the fair value was determined using a probability distribution approach, using an estimated probability of completing the SBG Acquisition of 95%, comparing the all-in forward rate to the contracted strike price for each possible date the transaction was expected to close ranging from GBP to USD from 1.4038 to 1.4683, and then discounted to the valuation date. An unrealized loss of $59.9 million related to the fair value changes to this derivative has been recognized in the unaudited interim condensed consolidated statement of earnings for the six months ended June 30, 2018 and is included as part of the foreign exchange within the general and administrative category in note 6. The deal contingent derivative was categorized as Level 3 within the fair value hierarchy. The Corporation did not account for the deal contingent derivative as a qualifying hedge under IFRS 9.

Reconciliation of Level 3 fair values

Some of the Corporation’s financial assets and liabilities are classified as Level 3 of the fair value hierarchy because the respective fair value determinations use inputs that are not based on observable market data. As at June 30, 2018, and December 31, 2017 for each Level 3 asset or liability the valuation techniques and key inputs used by the Corporation were as follows:

-

Equity in private companies (Level 3 Asset): Given the nature of the investee’s business, there is no readily available market data to carry out an extensive valuation. The Corporation assesses for impairment on an annual basis using latest management budgets, long-term revenue growth rates and pre-tax operating margins.

-	Promissory note (Level 3 Promissory note): The Corporation received the full balance of the Promissory note during the year ended December 31, 2017.
-

Put option (Level 3 Asset): The Corporation has measured the value of the put option granted in connection with the Corporation’s acquisition of a 62% equity interest in CrownBet, see note 14, using the Black-Scholes valuation model. See note 10. The put option expired on April 24, 2018.

-

Innova EBITDA support agreement (Level 3 Liability): As previously disclosed, in connection with the Innova Offering, the Corporation entered into an EBITDA support agreement with Innova. The Corporation uses a net present value approach for the Innova EBITDA support agreement using a 5.7% discount rate (2017 – 5.7% discount rate). The higher the discount rate, the lower the fair value. If the discount rate was 3.9% higher/lower while all other variables were held constant, the carrying amount would decrease/increase by CDN$0.2 million.

-

Licensing Agreement (Level 3 Liability): As previously disclosed, in connection with the Chartwell/Cryptologic Sale, a subsidiary of the Corporation entered into a supplier licensing agreement with NYX Gaming Group (the “Licensing Agreement”). The Corporation uses a net present value approach for the Licensing Agreement using a 5.7% discount rate, 9% revenue share percentage and long-term revenue forecast (2017 – 5.7% and 9%, respectively). The higher the discount rate, the lower the fair value. If the discount rate was 3.9% higher/lower while all other variables were held constant, the carrying amount would not materially change.

-

Deferred contingent payment relates to a further 18% equity interest in CrownBet (see note 14): The Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast to determine the fair value of the deferred contingent payment, used a discount rate of 8% and an EBITDA forecast with an estimated volatility between 25% and 30%.

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

In thousands of U.S Dollars	Level 3 Put option	Level 3 Equity	Level 3 Promissory note
Balance – January 1, 2017	—	15,249	4,827
Gain included in income from investments	—	(398)	—
Interest accretion included in financial expenses	—	—	256
Gain on settlement	—	—	3,001
Settlement of promissory note	—	—	(8,084)
NYX Sub Preferred Shares transfer out of Level 3	—	(8,526)	—
Unrealized gain included in other comprehensive income	—	656	—
Balance – December 31, 2017	—	6,981	—
Adjustment on adoption of IFRS 9	—	1,787	—
Balance – January 1, 2018 (restated)	—	8,768	—
Fair value movement on FVTPL investments	—	232	—
Fair value movement on put option	(12)	—	—
Balance – June 30, 2018	(12)	9,000	—

In thousands of U.S Dollars	Level 3 Put liability	Level 3 Deferred contingent payment
Balance – January 1, 2017	5,594	195,506
Accretion	—	2,048
Repayment of deferred consideration	—	(197,510)
Gain on settlement of deferred consideration	—	(44)
Settlement of put liability	(5,594)	—
Balance – December 31, 2017	—	—
Accretion	—	3,697
Deferred contingent payment	—	84,661
Balance – June 30, 2018	—	88,358

The put-call options on the 20% non-controlling interest in CrownBet (see note 10) is measured as a level 3 instrument. As at June 30, 2018 it has a nil balance, therefore has not been included in the tables above.

16.ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 9, Financial Instruments

As referenced in note 2 above, the Corporation adopted IFRS 9, Financial Instruments on January 1, 2018. The impact of the Corporation’s transition to IFRS 9 is summarized below. During the quarter ended June 30, 2018, the Corporation made a non-material adjustment, totaling $12.9 million, to the amounts recognized in retained earnings in respect of the adoption of IFRS 9.

Classification of financial assets

As of January 1, 2018, management assessed which business models apply to the financial assets held by the Corporation and classified those financial assets into the appropriate IFRS 9 categories as follows:

Financial assets - January 1, 2018 In thousands of U.S. Dollars	FVTPL	Available-for-sale	FVOCI	Total financial assets
Opening balance - IAS 39	—	129,650	—	129,650
Reclassification of bonds from AFS to FVOCI	—	(115,343)	115,343	—
Reclassification of funds from AFS to FVTPL	7,045	(7,045)	—	—
Reclassification of equity in unquoted companies from AFS to FVTPL	6,981	(6,981)	—	—
Reclassification of equity in quoted companies from AFS to FVTPL	281	(281)	—	—
Opening balance - IFRS 9	14,307	—	115,343	129,650

Impairment of financial assets

The Corporation holds three types of financial assets subject to the new expected credit losses model applicable under IFRS 9 as follows:

Trade receivables carried at amortized cost;

Debt instruments carried at FVOCI; and

Other financial assets carried at amortized cost.

The Corporation was required to revise its impairment methodology upon adoption of IFRS 9 for each of these classes of financial assets.

The nature of the Corporation’s business does not generate significant receivables and its investments are considered low risk as it pursues an investment strategy which only permits highly liquid investments with reputable financial institutions.

The impact of the change in impairment methodology on the opening carrying amounts of these financial assets and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Financial liabilities – debt modification

The Corporation was required to adjust the carrying amount of its existing long-term debt in respect of historic debt modifications upon adoption of IFRS 9. The adjustment required in respect of each of the historic debt modifications was calculated as the difference between the present value of the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This differs from the treatment under IAS 39, which required an adjustment to the prevailing effective interest rate on the loan rather than an adjustment to the carrying amount.

The impact of the change in treatment of historic debt modifications on the carrying amount of long-term debt and the opening balance of retained earnings is disclosed in the measurement of financial instruments table below.

Derivatives and hedging

As permitted by IFRS 9, the Corporation elected to continue to apply the hedge accounting requirements of IAS 39 to all its hedge accounting relationships, resulting in no impact upon adoption.

Measurement of financial instruments

The table below illustrates the result of adoption of IFRS 9 as of January 1, 2018 and the measurement impact on the respective categories of financial instruments:

	Measurement Category		Carrying amount
In thousands of U.S. Dollars	Original (IAS 39)	New (IFRS 9)	Original (IAS 39)	New (IFRS 9)	Adjustment to opening retained earnings
Bonds	Available-for-sale	FVOCI	115,343	115,343	213
Funds	Available-for-sale	FVTPL	7,045	7,045	—
Equity in unquoted companies	Available-for-sale	FVTPL	6,981	8,767	(1,786)
Equity in quoted companies	Available-for-sale	FVTPL	281	281	—
Trade receivables	Loans and receivables	Amortized cost	112,227	111,435	792
Cash and restricted cash	Loans and receivables	Amortized cost	564,018	563,037	981
Long-term debt	Amortized cost	Amortized cost	(2,358,569)	(2,314,675)	(43,894)
			(1,552,674)	(1,508,767)	(43,694)

The Corporation has not designated any financial assets that meet the criteria for classification at amortized cost or FVOCI as FVTPL on initial recognition.

IFRS 15, Revenue from contracts with customers

As referenced in note 2 above, the Corporation adopted IFRS 15, Revenue from contracts with customers on January 1, 2018.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

The Corporation has amended the presentation and disclosure of total revenue as a result of the requirement under IFRS 15 to present revenue from contracts with customers separately from other sources of revenue. See note 4. Notwithstanding the presentation and disclosure requirement of IFRS 15 for total revenue, the Corporation continues to present segment revenues, including by major line of operation (i.e. Poker, Gaming, Betting and Other) and geographical region, which are presented and disclosed as they were prior to the Corporation’s adoption of IFRS 15. See note 5.

17.	RELATED PARTY TRANSACTIONS

In connection with the acquisition of a 62% equity interest in CrownBet, the Corporation acquired financial liabilities of $59.2 million, which included a loan of $15.5 million (AUD$19.7 million) from the minority shareholders of CrownBet. During the three months ended June 30, 2018 a subsidiary of the Corporation repaid $5.3 million (AUD$6.9 million) of such loan and entered into an agreement with such minority shareholders to forgive and discharge $8.6 million (AUD$11.5 million) of the outstanding loan balance. As at June 30, 2018, the outstanding loan balance was $0.9 million (AUD$1.3 million). The outstanding balance is non-interest bearing and repayable on demand.

As previously reported on March 6, 2018, a subsidiary of the Corporation entered into agreement with the holders of the non-controlling interest in CrownBet to increase its equity interest from 62% to 80% and for CrownBet to acquire William Hill Australia Holdings Pty Ltd, an Australian-based online sportsbook. According to the agreement, the non-controlling interest of CrownBet made a loan of $36.1 million (AUD$ 47.4 million) and equity contribution of $12.1 million (AUD$15.8 million). As at June 30, 2018, the outstanding loan balance was $35.1 million (AUD$ 47.4 million). The loan is non-interest bearing and repayable on the earlier of: 9 years and 364 days from the date of advance and the date of the 20% put-call option completion.

18.	SUBSEQUENT EVENTS

SBG Acquisition

On July 10, 2018, the Corporation completed the SBG Acquisition.

The aggregate purchase price under the transaction agreement was $4.7 billion, of which $3.6 billion was paid in cash and the remainder was paid through the issuance of 37.9 million newly issued Common Shares. Due to the proximity of the Corporation’s acquisition of SBG, to the approval of the Corporation’s unaudited interim condensed consolidated financial statements for the three months ended June 30, 2018, it is not possible for the Corporation to complete the initial accounting for such transactions, including disclosure details of goodwill, fair value of consideration, assets and liabilities assumed, contingent liabilities recognized, transactions recognized separately and the impact on the amounts reported in the unaudited interim condensed consolidated statement of comprehensive income (loss).

In connection with the SBG Acquisition on July 10, 2018, the Corporation completed the SBG Financing, which included a combination of debt and equity financing. The debt portion of the SBG Financing was comprised of the Revolving Facility, the First Lien Term Loans and the Senior Notes, which are described below. The equity portion of the SBG Financing was comprised of the Equity Offering.

On July 10, 2018, as part of the SBG Financing, the Corporation replaced the Existing Revolving Facility with a new first lien revolving facility of $700 million (the “Revolving Facility”). Maturing on July 10, 2023, the Revolving Facility has an interest rate of LIBOR plus 3.25% (and EURIBOR or BBR plus 3.25% for borrowings in Euros and Australian Dollars, respectively). The margin for the Revolving Facility is subject to leverage-based step-downs. The commitment fee on the Revolving Facility varies based on first lien leverage and ranges from 0.250% to 0.375%. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. The Revolving Facility requires, subject to a testing threshold, that the Corporation comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of 6.75 to 1.00.

The Revolving Facility can be used for working capital needs and for general corporate purposes. As of the date hereof, the Corporation has drawn $100 million under the Revolving Facility and had $74 million of letters of credit issued but undrawn thereunder. Availability under the Revolving Facility as of the date hereof is $526 million.

As previously disclosed, on July 10, 2018, the Corporation completed the SBG Financing, which replaced, among other things, the Existing USD First Lien Term Loans and Existing EUR First Lien Term Loans with new USD first lien term loans of $3.575 billion priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and new EUR first lien term loans of €850 million priced at EURIBOR plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), each with a maturity date of July 10, 2025 and a floor of 0%. Starting on the last day of the first fiscal quarter ending after July 10, 2018, the USD First Lien Term Loan requires scheduled quarterly payments in amounts equal to 0.25% of the aggregate principal amount of the USD First Lien Term Loan, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan.

On July 10, 2018, the Corporation, lenders and Deutsche Bank AG New York Branch, as agent, and certain other parties entered into a new credit agreement (the “Credit Agreement”) for the First Lien Term Loans and the Revolving Facility to, among other things, reflect the foregoing transactions and continue to add certain operational and financial flexibility, particularly as it relates to the Corporation on a combined basis following the SBG Acquisition.

Consistent with the credit agreement for the Existing First Lien Term Loans, the Credit Agreement entered into in connection with the SBG Financing limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on their assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates, (viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions.

Consistent with the credit agreement for the Existing First Lien Term Loans, the Credit Agreement entered into in connection with the SBG Financing also provides for customary mandatory prepayments, including a customary excess cash flow sweep.

In July 2018, the Corporation entered into new cross currency interest rate swap agreements to manage the foreign exchange risk and interest rate exposure under the Credit Agreement (the “New Swap Agreements” and together with the Existing Swap Agreements, the “Swap Agreements”). At the time of entering into the New Swap Agreements, the Corporation unwound and settled the Existing Swap Agreements for a cash amount of $58.5 million.

7.00% Senior Notes

Two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued the 7.00% Senior Notes due 2026 (the “Senior Notes”) on July 10, 2018 at par in an aggregate principal amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantees the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior indebtedness.

Upon certain events constituting a change of control under the indenture governing the Senior Notes (the “Indenture”), the holders of the Senior Notes have the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, to (but not including) the date of purchase.

Prior to July 15, 2021, the Issuers may redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date, plus an applicable ‘‘make-whole’’ premium. On or after July 15, 2021, the Issuers may redeem some or all of the Senior Notes at the redemption prices set forth in the Indenture.

The Senior Notes include, among other terms and conditions, limitations on the Issuers’ ability to create, incur or allow certain liens; create, assume, incur or guarantee additional indebtedness of certain of the Issuers’ subsidiaries; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Issuers’ and their subsidiaries’ assets, to another person.

As of the date hereof, the aggregate principal amount of outstanding Senior Notes is $1.00 billion.

Preferred share conversion

On July 18, 2018, the Corporation completed the previously announced mandatory conversion of all of its issued and outstanding Preferred Shares as of such date and issued 52 million Common Shares to the holders thereof. All Preferred Shares were cancelled and all rights associated therewith were terminated.

Prior to completion of the conversion, Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. applied to the Ontario Superior Court of Justice for a declaration that the mandatory conversion would contravene the Corporation’s articles of continuance.  On July 17, 2018 the Superior Court ruled in favor of the Corporation and dismissed the application. As a result, the Corporation proceeded with the conversion as indicated above. The applicants subsequently appealed the Superior Court decision and in the appeal are seeking, among other things, rescission of the conversion or potential damages.

Equity offering – over-allotment

The Equity Offering included an over-allotment option granted to the underwriters to purchase an additional 1,875,000 Common Shares from the Corporation and 1,875,000 Common Shares from the selling shareholders at a price of $38.00 per Common Share. The underwriters exercised this over-allotment option on July 26, 2018, which closed on July 24, 2018 and resulted in additional net proceeds to the Corporation after underwriting discounts and commissions, but before expenses of the over-allotment option payable by the Corporation, of $68.6 million.